UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Answers Corporation
(Name of Issuer)
Common Stock; $0.001 par value
(Title of Class of Securities)
03662X100
(CUSIP Number)
25 November 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03662X100

1	NAMES OF REPORTING PERSONS Instanz Nominees Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	5	SOLE VOTING POWER

NUMBER OF		397,800

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		397,800

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	397,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.012%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G

Item 1(a)	Name of Issuer. Answers Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices. 237 West 35th Street Suite 1101 New York, New York 10001

Item 2(a)	Name of Person Filing. Instanz Nominees Pty Ltd

Item 2(b)	Address of Principal Business Office. Level 9 South, 161 Collins Street, Melbourne, Vic 3000, Australia

Item 2(c)	Place of Organization. Australia

Item 2(d)	Title of Class of Securities. Common Stock; $0.001 par value

Item 2(e)	CUSIP Number. 03662X100

Item 3	Reporting Person. Instanz Nominees Pty Ltd

Item 4	Ownership. 397,800 common shares (5.012% of the company)

Item 5	Ownership of Five Percent or Less of a Class. N/A

Item 6	Ownership of More Than Five Percent on Behalf of Another Person. N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company. N/A

Item 8	Identification and Classification of Members of the Group. N/A

Item 9	Notice of Dissolution of Group. N/A

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 4 December 2009

Instanz Nominees Pty Ltd
By:	/s/ Robert Lacey
	Name:	Robert Lacey
	Title:	Alternate Director

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